Exhibit 99.1

Jumia reports Second Quarter 2019 Results

Continued strong growth of topline drivers and 94% increase in Gross profit

Continued delivery of cost efficiency improvements and focus on JumiaPay

Lagos, August 21, 2019 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the Company) announced today its financial results for the quarter ended June 30, 2019.

“We continue to deliver on our financial strategy of generating strong growth of our topline drivers, while accelerating monetization, driving cost efficiencies and developing JumiaPay. During the second quarter of 2019, our GMV increased by 69% year-on-year and our Gross profit grew by 94%. Our Adjusted EBITDA loss as a percentage of GMV decreased by 562 basis points (5.62 percentage points) and our Operating loss, amounting to €66.7 million, decreased as a percentage of GMV by 148 basis points (1.48 percentage points)” commented Sacha Poignonnec and Jeremy Hodara, co-CEOs of Jumia. “These results reflect our continued focus on offering a relevant and engaging online shopping and lifestyle destination for consumers, while providing our sellers with an attractive value proposition and a platform to grow their businesses. We remain focused on all aspects of our growth strategy, particularly JumiaPay, as we continue to drive its usage in our markets.”

Business and Financial highlights

•	Growth momentum in topline drivers

○	GMV increased this quarter by 69% compared to the second quarter of 2018, due to a variety of factors, including strong marketplace growth and robust consumer acquisition and re-engagement momentum.

○	The number of Active Consumers at June 30, 2019 was 4.8 million, up from 3.2 million a year ago and 4.3 million at the end of the first quarter of 2019.

○

These increases are a result of our continued focus on selection, price and convenience, as we strive to be the preferred online shopping destination for consumers in Africa for all their daily needs. During the second quarter of 2019, we continued to increase the assortment available on our platform and to engage with consumers through relevant local commercial campaigns such as our “Mobile Week” and “Ramadan” campaigns.

•	Increased monetization

○

In parallel with the strong increase in GMV and Active Consumers, Marketplace revenue increased by 90% compared to the second quarter of 2018 as we continued to drive monetization from diversified streams of revenue including Commissions, Fulfillment, Value Added Services and Marketing & Advertising services.

○	Gross profit also grew faster than GMV, increasing by 94% compared to the second quarter of 2018, as a result of the increased monetization rate.

○

We continued to drive monetization in a gradual manner, introducing attractive services to our sellers aimed at supporting the growth of their businesses. In the second quarter of 2019, we placed a particular focus on our Marketing & Advertising revenue stream by continuing to develop an attractive suite of marketing products. Marketing & Advertising revenue grew by 490% year over year and represented 8% of Marketplace revenue in the second quarter of 2019 compared to 2% of Marketplace revenue in the second quarter of 2018.

•	Cost efficiencies

○

We continued to balance strong growth with cost discipline. While delivering strong growth of our topline drivers GMV and Active Consumers, our Sales & Advertising expense as a percentage of GMV decreased by 76 basis points (“bps”), from 6.2% of GMV in the second quarter of 2018 to 5.4% in the second quarter of 2019, reflecting the strong Jumia brand awareness and attractiveness of our platform to consumers.

○	Adjusted EBITDA loss as a percentage of GMV improved from negative 21.4% in the second quarter of 2018 to negative 15.8% in the second quarter of 2019.

•	Development of JumiaPay

○

JumiaPay remained a key focus area and it is now offered in six countries - Nigeria, Egypt, Ivory Coast, Ghana, Morocco and Kenya. Collectively, these six countries represented a combined population of almost 440 million people in 2018, according to data from the United Nations Population Division.

○

We have also expanded the scope of JumiaPay beyond our physical goods marketplace. As of December 31, 2018, JumiaPay was only available within our physical goods marketplace. It is now also available within our on-demand services, Jumia Food, and hotel booking portals, Jumia Travel, in selected countries.

○

Lastly, we continued to expand the range of financial and digital services available from third parties, powered by JumiaPay, offering our consumers an increasing range of relevant every day services. In Nigeria for instance, consumers can now access micro-loans offered by a local fintech startup, alongside event tickets offered by a local event ticketing provider.

In Egypt, in the second quarter of 2019, we started distributing services from a local deals provider allowing consumers to purchase their vouchers on the Jumia platform, using JumiaPay.

Selected Operational KPIs

	2018	2019
	Second Quarter	Second Quarter
GMV[1] (€ million)	166.3	280.9
Active Consumers[2] (million)	3.2	4.8

[1]	GMV corresponds to the total value of orders including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns.
[2]

Active Consumers means unique consumers who placed an order on our marketplace within the 12-month period preceding the relevant date (i.e., June 30, 2018 or June 30, 2019), irrespective of cancellations or returns

•	GMV increased by 68.9% from €166 million in the second quarter of 2018 to €281 million in the second quarter of 2019, on the back of the growth of Active Consumers and spend per Active Consumer.

•

The number of LTM Active Consumers as of June 30, 2019 was 4.8 million, up from 3.2 million a year ago and 4.3 million at the end of the first quarter of 2019. This corresponds to a quarterly net addition of 0.589 million consumers compared to a quarterly net addition of 0.211 million consumers over the same period last year. The acceleration in consumer growth is a reflection of the increasing relevance of our platform that drives continued consumer adoption and engagement.

Selected Financial Information

1.	Revenue

The following table shows a breakdown of revenue, for the second quarters of 2018 and 2019.

	For the three months ended June 30		YoY Change
(€ million)	2018	2019
Marketplace revenue	9.2	17.5	89.7%

Commissions	3.0	5.8	91.8%
Fulfillment	2.8	5.7	102.6%
Marketing & Advertising	0.2	1.3	489.5%
Value Added Services	3.2	4.7	47.4%
First Party revenue	15.5	21.6	39.2%

Platform revenue	24.7	39.1	58.0%

Non-Platform revenue	0.0	0.1	265.9%

Revenue	24.8	39.2	58.3%

•

Marketplace revenue increased by 89.7% in the second quarter of 2019 compared to the second quarter of 2018, on the back of strong revenue growth across all components of Marketplace revenue, demonstrating our ability to monetize the platform as GMV and Active Consumers increase.

○	Commissions, which are charged to our sellers, grew by 91.8%.

○	Fulfillment, which are delivery fees charged to consumers, grew by 102.6%.

○

Marketing & Advertising, which include performance marketing campaigns, or the placement of banners on our platform, grew by 489.5%. This strong growth was driven by an acceleration in brand marketing contributions, aimed at promoting the visibility of their products on our platform.

○	Value Added Services, which include revenue from services charged to our sellers such as logistics services, packaging, or content creation, grew by 47.4%.

•

First Party revenue increased by 39.2% in the second quarter of 2019 compared to the second quarter of 2018. We undertake our first party activity in an opportunistic manner to complement the breadth of product assortment on our platform, usually in areas where we see unmet consumer demand.

•

Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total Revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales mix are largely eliminated at the Gross profit level. Over time, it is our goal to reduce the proportion of first party activity in favor of third-party activity at group level. This strategy may however vary from quarter to quarter and from country to country.

2.	Gross Profit

	For the three months ended June 30		YoY Change
(€ million)	2018	2019
Gross profit	8.9	17.3	93.6%

As % of GMV	5.4%	6.2%

Gross profit increased by 93.6% from €8.9 million in the second quarter of 2018 to €17.3 million in the second quarter of 2019, as a result of increased platform monetization.

3.	Fulfillment Expense

	For the three months ended June 30		YoY Change
(€ million)	2018	2019
Fulfillment expense	(10.3)	(17.6)	69.8%

As % of GMV	6.2%	6.3%

Fulfillment expense includes expenses related to services of third-party logistics providers, expenses related to our network of warehouses and pick-up stations, including employee benefit expenses. Fulfillment expense grew by 69.8% in the second quarter of 2019 compared to the second quarter of 2018.

Fulfillment expense is influenced by a number of factors including:

•	The origin of the goods, for example the cost of shipping a product from a cross-border seller based overseas is higher than shipping from a local seller

•	The destination of the package and type of delivery, for example main city vs. secondary city vs. rural area, and home delivery vs. pick-up station

•	The type of goods, for example the cost of delivery is higher for a large home appliance than a fashion accessory

4.	Sales & Advertising Expense

	For the three months ended June 30		YoY Change
(€ million)	2018	2019
Sales & Advertising expense	10.3	15.3	48.3%

As % of GMV	6.2%	5.4%

Our Sales & Advertising expense increased by 48.3% to €15.3 million in the second quarter of 2019 from €10.3 million in the second quarter of 2018, while we were able to increase our Active Consumers by 51.4% and our GMV by 68.9% over the same period. As a result, Sales & Advertising expense as a percentage of GMV, decreased from 6.2% in the second quarter of 2018 to 5.4% in the second quarter of 2019, demonstrating the relevance of our marketing strategy as well as the continued user adoption of our platform.

5.	General and Administrative Expense, Technology and Content Expense

	For the three months ended June 30		YoY Change
(€ million)	2018	2019
General and Administrative (“G&A”) expense	24.5	44.9	83.5%
Share-Based Compensation (“SBC”) expense	(5.8)	(20.5)	253.3%

G&A expense, excluding SBC	18.6	24.4	30.6%

As % of GMV	11.2%	8.7%

Technology & Content expense	5.4	6.7	22.8%

As % of GMV	3.3%	2.4%

G&A, Technology & Content expense, excluding SBC	24.1	31.1	28.9%

As % of GMV	14.5%	11.1%

General and Administrative expense contains wages and benefits, including share-based payment expense of management, as well as seller management, commercial development, accounting and legal staff, consulting expense, audit expense, utilities cost, insurance and other overhead expense.

General and Administrative expense excluding SBC increased by 30.6% from €18.6 million in the second quarter of 2018 to €24.4 million in the second quarter of 2019. As a percentage of GMV, General and Administrative expense excluding SBC, decreased from 11.2% in the second quarter of 2018 to 8.7% in the second quarter of 2019 as a result of operating leverage.

Technology and Content expense increased by 22.8% from €5.4 million in the second quarter of 2018 to €6.7 million in the second quarter of 2019. As a percentage of GMV, Technology and Content expense decreased from 3.3% in the second quarter of 2018 to 2.4% in the second quarter of 2019.

6.	Operating Loss and Adjusted EBITDA

	For the three months ended June 30
(€ million)	2018	2019
Operating loss	(41.9)	(66.7)
Depreciation and amortization	0.5	1.8
Share-Based Compensation (“SBC”) expense	5.8	20.5

Adjusted EBITDA	(35.6)	(44.4)

As % of GMV	(21.4%)	(15.8%)

Operating loss increased from €41.9 million in the second quarter of 2018 to €66.7 million in the second quarter of 2019 mainly due to an increase in SBC expense.

Adjusted EBITDA loss, as a percentage of GMV decreased from negative 21.4% in the second quarter of 2018 to negative 15.8% in the second quarter of 2019 as a result of a higher Gross profit margin as a percentage of GMV, marketing efficiencies and operating leverage improving General and Administrative and Technology and Content expenses as a percentage of GMV.

On January 1, 2019, we adopted IFRS 16 which changed the accounting for leases. This led to a reduction in General and Administrative expense by approximately €1.2 million in the second quarter of 2019, an increase in Depreciation and amortization by approximately €1 million and an increase in finance costs by approximately €0.3 million resulting in a positive impact on Adjusted EBITDA of approximately €1.2 million in the second quarter of 2019, a positive impact on Operating loss of €0.1 million and a negative impact on Net loss of €0.2 million. Prior period amounts were not retrospectively adjusted.

SBC expense amounted to €20.5 million this quarter. The increase in SBC expense during the second quarter of 2019 is mainly related to the Jumia Initial Public Offering, completed in April 2019, triggering the vesting of some of the stock options granted under the 2016 Stock Option Plan. The SBC expense of the second quarter of 2019 also takes into account the 2019 grants.

The following table summarizes the forecasts of SBC expense over the coming quarters, based on the amortization of the 2016 and 2019 grants.

	2019
(€ thousand)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
SBC expense	4,312	20,522	6,400	6,400

Sales Practices Review

As disclosed in our prospectus dated April 11, 2019, we received information alleging that some of our independent sales consultants, members of our JForce program in Nigeria, may have engaged in improper sales practices. In response, we launched a review of sales practices covering all our countries of operation and data from January 1, 2017 to June 30, 2019.

In the course of this review, we identified several JForce agents and sellers who collaborated with employees in order to benefit from differences between commissions charged to sellers and higher commissions paid to JForce agents. The transactions in question generated approximately 1% of our GMV in each of 2018 and the first quarter of 2019 and had virtually no impact on our 2018 or 2019 financial statements. We have terminated the employees and JForce agents involved, removed the sellers implicated and implemented measures designed to prevent similar instances in the future. The review of this matter is closed.

More recently, we have also identified instances where improper orders were placed, including through the JForce program, and subsequently cancelled. Based on our findings to date, we believe that the transactions in question generated approximately 2% of our GMV in 2018, concentrated in the fourth quarter of 2018, approximately 4% in the first quarter of 2019 and approximately 0.1% in the second quarter of 2019. These 0.1% have already been adjusted for in the reported GMV figure for the second quarter of 2019. These transactions had no impact on our financial statements. We have suspended the employees involved pending the outcome of our review and are implementing measures designed to prevent similar instances in the future. We continue our review of this matter.

Legal Proceedings

Since May 2019, several class action lawsuits have been filed against us and certain of our officers in the U.S. District Court for the Southern District of New York and the Kings County Supreme Court in New York. The claims in these cases relate to alleged misstatements and omissions in our initial public offering prospectus and statements made by our company in connection with our initial public offering. These actions remain in their preliminary stages.

Conference Call and Webcast information

Jumia will host a conference call today, August 21, 2019 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

Participant Dial in (Toll Free): 1-888-317-6016

Participant International Dial in: 1-412-317-6016

Canada Toll Free: 1-855-669-9657

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of June 30, 2019 and 2018

	For the three months ended		For the six months ended
In thousands of EUR	June 30 2019	June 30 2018	June 30 2019	June 30 2018
Revenue	39,234	24,786	71,076	53,134
Cost of revenue	21,954	15,858	38,130	35,611

Gross profit	17,280	8,928	32,946	17,523

Fulfillment expense	17,578	10,349	32,805	19,899
Sales and advertising expense	15,301	10,314	27,614	21,255
Technology and content expense	6,692	5,447	12,560	10,539
General and administrative expense	44,887	24,459	72,664	41,830
Other operating income	618	(4)	679	101
Other operating expense	91	263	131	303

Operating loss	(66,651)	(41,908)	(112,149)	(76,202)

Finance income	(85)	(28)	521	556
Finance costs	845	141	1,676	416

Loss before Income tax	(67,581)	(42,077)	(113,303)	(76,062)

Income tax expense	181	228	261	342

Loss for the period	(67,761)	(42,305)	(113,565)	(76,404)

Attributable to:
Equity holders of the Company	(67,674)	(41,789)	(113,411)	(75,390)
Non-controlling interests	(87)	(516)	(154)	(1,014)

Loss for the period	(67,761)	(42,305)	(113,565)	(76,404)

Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	1,366	(10,874)	(10,506)	(4,286)
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(1,444)	11,189	10,785	4,550

Other comprehensive income / (loss)	(78)	315	279	264

Total comprehensive loss for the period	(67,839)	(41,990)	(113,286)	(76,140)

Attributable to:
Equity holders of the Company	(67,753)	(41,442)	(113,133)	(75,184)
Non-controlling interests	(86)	(548)	(153)	(956)

Total comprehensive loss for the period	(67,839)	(41,990)	(113,286)	(76,140)

(UNAUDITED)

Consolidated statement of financial position as of June 30, 2019 and December 31, 2018

	As of
In thousands of EUR	June 30 2019	December 31 2018
Assets

Non-current assets
Property and equipment	16,740	5,020
Intangible assets	70	180
Deferred tax assets	175	175
Other non-current assets	1,536	1,263

Total Non-current assets	18,521	6,638

Current assets
Inventories	14,057	9,431
Trade and other receivables	20,113	13,034
Other taxes receivable	6,083	4,898
Prepaid expense and other current assets	8,539	7,384
Cash and cash equivalents	332,980	100,635

Total Current assets	381,772	135,382

Total Assets	400,293	142,020

Equity and Liabilities

Equity
Share capital	156,816	133
Share premium	1,018,276	845,787
Other reserves	91,232	66,093
Accumulated losses	(983,871)	(862,048)

Equity attributable to the equity holders of the Company	282,453	49,965
Non-controlling interests	(275)	(117)

Total Equity	282,178	49,848

Liabilities
Non-current liabilities
Non-current borrowings	6,549	-

Total Non-current liabilities	6,549	-

Current liabilities
Borrowings	3,543	-
Trade and other payables	63,125	47,681
Income tax payables	10,055	10,882
Other taxes payable	5,752	7,288
Provisions for liabilities and other charges	21,472	19,829
Deferred income	7,619	6,492

Total Current liabilities	111,566	92,172

Total Liabilities	118,115	92,172

Total Equity and Liablities	400,293	142,020

(UNAUDITED)

Consolidated statement of cash flows as of June 30, 2019 and 2018

	For the three months ended		For the six months ended
In thousands of EUR	June 30 2019	June 30 2018	June 30 2019	June 30 2018
Loss before Income tax	(67,581)	(42,077)	(113,303)	(76,062)

Depreciation and amortization	1,778	496	3,473	976
Impairment losses on loans, receivables and other assets	1,588	1,226	2,048	1,544
Impairment losses on obsolete inventories	149	(35)	353	(71)
Share-based payment expense	20,522	5,808	24,834	9,457
Loss/(Gain) on disposal of property, equipments and intangible assets	(169)	5	(165)	12
(Gain)/Loss on disposal of financial assets	-	-	6	-
Net accrued interest and similar (income)/expense	(48)	(17)	197	(26)
Net unrealized foreign exchange (gain)/loss	961	176	887	(218)
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(5,090)	(969)	(12,435)	(375)
(Increase)/Decrease in inventories	(3,127)	(455)	(4,790)	375
Increase/(Decrease) in trade and other payables, prepayments and VAT payables	1,480	523	9,526	(4,201)
Change in provision for other liabilities and charges	942	1,647	1,546	1,634
Income taxes paid	(1,073)	(638)	(1,126)	(491)

Net cash flows used in operating activities	(49,667)	(34,310)	(88,951)	(67,447)

Cash flows from investing activities
Purchase of property and equipment	(1,449)	(703)	(2,127)	(1,192)
Proceeds from sale of property and equipment	8	12	8	13
Purchase of intangible assets	(1)	(10)	(1)	(35)
Proceeds from sale of intangible assets	219	-	219	-
Consolidated securities investment	23	-	-	-
Purchase of financial assets	22	-	(2)	-
Financial interest received	488	-	488	-
Movement in other non-current assets	(237)	147	(177)	(107)

Net cash flows used in investing activities	(928)	(554)	(1,593)	(1,321)

Cash flows from financing activities
Proceeds from borrowings	(3)	-	-	-
Financial interest paid	(444)	-	(767)	-
Payment of lease liabilities	(558)	-	(1,336)	-
Capital contributions	254,172	64,000	329,172	88,000
Expenses reclassed to Equity	(1,008)	-	(3,747)	-

Net cash flows from financing activities	252,159	64,000	323,322	88,000

Net increase in cash and cash equivalents	201,564	29,136	232,778	19,232

Effect of exchange rate changes on cash and cash equivalents	(812)	521	(432)	108

Cash and cash equivalents at the beginning of the period	132,229	19,411	100,635	29,728

Cash and cash equivalents at the end of the period	332,980	49,068	332,980	49,068

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including GMV and Active Consumers. We define GMV, Active Consumers and Adjusted EBITDA as follows:

GMV corresponds to the total value of orders including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns.

Active Consumers means unique consumers who placed an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following tables provide a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended June 30
(€ million)	2018	2019
Loss for the period	(42.3)	(67.8)

Income tax expense	0.2	0.2
Finance costs	0.1	0.8
Finance income	0.0	0.1
Depreciation and amortization	0.5	1.8
Share-based payment expense	5.8	20.5

Adjusted EBITDA	(35.6)	(44.4)